Exhibit 99.1

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of SEABRIDGE GOLD INC. (herein called the "Corporation") will be held as a virtual-only meeting by live audio webcast online on Thursday, June 24, 2021 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2020 and the auditors’ reports thereon;

2.	to elect directors for the ensuing year;

3.	to appoint the auditors for the ensuing year;

4.	to authorize the directors to fix the remuneration to be paid to the auditors; and

5.	to transact such other business as may properly come before the Meeting.

The Management Proxy Circularprepared in respect of the Meetingprovides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

This Notice and the other materials being sent to you in relation to the Meeting are being sent to both registered and non-registered shareholders of the Corporation. Registered shareholders of the Corporation will receive this Notice and a form of proxy directly from the Corporation or its agent and non-registered shareholders will receive this Notice and a voting instruction form from the intermediary holding shares on your behalf.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this Notice. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

The Corporation has decided to hold the Meeting as a virtual-only meeting to be consistent with its practice of observing high standards of safety, in this case in response to the novel coronavirus, or COVID-19, and out of respect for the recommendations of public health officials. To participate in the Meeting, including casting your vote during the Meeting, access the Meeting website at https://agm.issuerdirect.com/sea and enter in your shareholder information provided on your ballot or proxy information previously mailed to you. You will not be able to physically attend the Meeting, although the Meeting will be deemed to be held at the Corporation’s head office, 106 Front Street East, Toronto, Ontario, Canada M5A 1E1. Additional information regarding participating in the virtual only Meeting is attached to this Notice as Appendix 1.

DATED at Toronto, Ontario this 13th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Rudi Fronk”

Rudi P. Fronk
Chairman and Chief Executive Officer

APPENDIX 1

QUESTIONS & ANSWERS:
PARTICIPATING IN VIRTUAL ANNUAL GENERAL MEETING OF SHAREHOLDERS

How can I participate in the annual meeting?

The webcast will allow all shareholders to join the Meeting, provided they have internet access. As with an in-person meeting, you will be able to vote and ask questions during the Meeting. All holders of our shares as of the record date (May 6, 2021), and persons holding valid proxies from these shareholders are invited to attend the Meeting.

You can join the Meeting by accessing the meeting URL at https://agm.issuerdirect.com/sea and entering in your shareholder information provided on your ballot or proxy information previously mailed to you.

The Meeting is scheduled to begin at 4:30 p.m. (Toronto time), on June 24, 2021. Online access will be available prior to the Meeting for you to obtain shareholder information for your information and to vote your shares should you not have done so previously. We encourage you to access the Meeting webcast prior to the start time.

Rules for the virtual meeting will be no different than if it was in person, professional conduct is appreciated and time will be made for questions during the Meeting.

How can I ask questions?

You can submit questions in writing to the virtual meeting website during the Meeting in the Q&A tab on the virtual platform. You must first join the meeting as described above in “How can I participate in the annual meeting?” no questions will be taken in any other manner the day of the Meeting.

We intend to answer as many questions that pertain to the Corporation’s affairs, as time allows during the Meeting. Questions that are substantially similar may be grouped to insure we are able to answer every question in this virtual format.

How to vote your shares

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form or proxy form will be distributed to registered and beneficial shareholders on or about May 20, 2021. Up until the time of the Meeting, you or your appointed proxyholder may vote on the matters before the meeting at www.investorvote.com. Detailed information regarding the proxy solicitation process, proxy completion and return, including the dates for returning proxies, is set forth in the sections entitled “Appointment of Proxyholder”, “Voting by Proxy”,

“Completion and Return of Proxy” and “Non-Registered Holders” in the Management Proxy Circular prepared in respect of the Meeting accompanying the Notice of Meeting.

Will I be able to vote my shares during the annual meeting?

Shareholders of record as of the record date (May 6, 2021), and persons holding valid proxies can vote once the virtual meeting has begun using a control ID at https://agm.issuerdirect.com/sea and then clicking on the “Vote My Shares” icon. Voting in respect of any matter will close shortly after the final motion on that matter is called. (Final votes on each matter will be confirmed after the conclusion of the formal part of the m1eting.)

What if I have technical difficulties or trouble accessing the annual meeting webcast?

We encourage you to test your computer and internet browser prior to the meeting. If your experience technical difficulties, please visit the help pages found at https://www.webcaster4.com/Support.